UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 14f-1

Information Statement
Pursuant to Section 14(f) of the
Securities Exchange Act of 1934
and Rule 14f-1 Promulgated Thereunder

Equicap, Inc.
(Exact name of registrant as specified in its corporate charter)

Nevada
(State or other Jurisdiction of Incorporation or Organization)

000-31091 (Commission File Number)		33-0652593 (IRS Employer Identification No.)
10510 Hillsboro Road Santa Ana, CA 92705 (Address of Principal Executive Offices and zip code)

(904) 507-4937
(Registrant's telephone
number, including area code)

5528 Westcott Circle, Frederick, Maryland 21703
(Former name or former address, if changed since last report)

March 19, 2007

EQUICAP, INC.

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 PROMULGATED THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO THE COMPANY.

INTRODUCTION

This Information Statement is being furnished to stockholders of record as of March 19, 2007 of the outstanding shares of common stock, $.001 par value (the “Common Stock”) of Equicap, Inc., a Nevada corporation (“Equicap”), pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with the issuance of common stock pursuant to a Share Exchange Agreement (the "Exchange Agreement") dated March 8, 2007, by and among Equicap, Usunco Automotive Limited, a British Virgin Islands company ("Usunco”), and all the stockholders of Usunco.

The Exchange Agreement provides that Equicap's current sole director and officer, Thomas W. Colligan, will continue for an interim period, until the date that is ten days after this Information Statement is distributed to the stockholders. Mr. Peter Wang was appointed a director and the Chairman and President of Equicap in connection with the signing of the Exchange Agreement on March 8, 2007. It is the intention, as described herein, that there will be further changes in the board of directors and management of Equicap such that upon the resignation of Mr. Colligan, Mr. Wang will appoint two additional directors and three additional management persons from Usunco’s current directors and management. These persons are Peter Wang, Haining Liu, Jason Lu and David Ming He. Messrs. Wang, Liu, and Lu will be directors, and Mr. Wang will be the Chairman and President, Mr. Lu will be the Chief Executive Officer and Mr. He will be the Chief Financial Officer.

This Information Statement is being furnished pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated thereunder.

No action is required by the stockholders of Equicap in connection with this Information Statement. However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to Equicap’s stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of Equicap’s directors occurs (otherwise than at a meeting of Equicap’s stockholders). This Information Statement will be first mailed to Equicap’s stockholders of record on or about March 19, 2007.

CHANGE IN CONTROL TRANSACTION

Equicap and Usunco entered the Share Exchange Agreement on March 8, 2007 which was consummated on March 9, 2007. Under the terms of the Exchange Agreement, Equicap acquired all the outstanding equity securities of Usunco in exchange for 18,323,944 shares of common stock of Equicap, and thereby Equicap acquired Usunco as a wholly owned subsidiary. The certificate of incorporation and by-laws of Equicap will continue to be those of the parent holding company, and the memorandum and articles of Usunco will continue to be those of the subsidiary. Equicap will be governed by the corporate law of the State of Nevada, and Usunco will be governed by the corporate law of the British Virgin Islands. It is contemplated that Equicap will hold a shareholders meeting or seek shareholder consent to change the name of the company at some point in the future to reflect the acquisition of Usunco.

Among the conditions to the closing of the exchange transaction (“Exchange”), Equicap was required to raise a minimum of $12,000,000 in gross proceeds in a private placement offering of common stock (“Placement”) to accredited investors. The Placement was consummated on March 9, 2007. Equicap received approximately $10,400,000 in net proceeds from the Placement, after the offering expenses and the $450,000 advisory fee paid to Fountainhead Capital Partners, Ltd. (“Fountainhead”), discussed below. vFinance Investments, Inc. (“vFinance”) acted as exclusive placement agent for the Placement.

Another condition to the Exchange was the conversion of approximately $100,000 of debt of Equicap into 702,132 shares of common stock as of the closing (“Note Conversion”), which note is held by one of the principal stockholders of Equicap immediately prior to the Exchange. The conversion was completed on March 9, 2007.

Upon completion of the Exchange, the Placement and the Note Conversion, the prior management and stockholders of Usunco hold 18,323,944 shares representing approximately 65% of the outstanding shares, the institutional investors from the Placement hold 9,450,704 shares representing approximately 30% of the outstanding shares, and the Equicap shareholders immediately before the exchange hold 1,232,732 shares of common stock representing approximately 5% of the outstanding shares of Equicap. vFinance was issued 161,633 shares of common stock as partial consideration in connection with the Placement and Exchange.

The issuances of the common stock in connection with the Exchange, Placement and Note Conversion, were intended to be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(2) thereof. The Placement was offered to accredited institutional investors pursuant to an exemption from registration contained in Regulation D. The common stock issued in the Exchange, Placement and Note Exchange may not be offered or sold in the United States unless they are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available. No registration statement covering these securities has been filed with the United States Securities and Exchange Commission (“Commission”) or with any state securities commission in respect of this Offering. However, Equicap has agreed to register for public re-sale the common stock issued in the Placement to the investors and vFinance. In addition, certain of the principal stockholders of Equicap immediately prior to the Exchange Transaction have been granted piggyback registration rights effective on the registration statements for the investors and vFinance, and demand registration rights effective after the investors and vFinance may sell their securities under Rule 144k or have sold their shares.

In connection with the Exchange, Equicap engaged Fountainhead, to act as a financial advisor for Equicap in connection with the Exchange. At the closing of the Exchange, Fountainhead was paid an advisory fee of $450,000.

vFinance as the exclusive placement agent for the Placement was paid a commission of approximately $984,000, and expenses of approximately $120,000. In addition, Equicap issued to vFinance a five-year warrant to purchase an aggregate of 422,535 shares of its common stock at an exercise price of $2.13 per share (“Agent Warrants”). The warrant vests over a three year period and is exercisable until March 6, 2012. The shares underlying the warrant will have registration rights similar to those provided to the investors in the Placement. vFinance was issued 161,633 shares for services in connection with the Exchange transaction.

VOTING SECURITIES

Equicap’s common stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of Equicap’s stockholders. Each share of common stock entitles the holder thereof to one vote. As of March 19, 2007, there were 28,169,013 shares of common stock were outstanding.

EQUICAP’S BUSINESS

Equicap was a public “shell” company with nominal assets whose sole business has been to identify, evaluate and investigate various companies with the intent that, if such investigation warrants, a reverse merger transaction be negotiated and completed pursuant to which Equicap would acquire a target company with an operating business with the intent of continuing the acquired company’s business as a publicly held entity.

USUNCO’S BUSINESS

Usunco was organized in the British Virgin Islands as a limited liability company on April 24, 2006. Usunco is a developer and distributor of diesel engines and automotive parts from suppliers in the People’s Republic of China (the “PRC” or “China”) to customers in China, North America and other regions. Usunco owns 100% of the equity interest of IBC Automotive Products, Inc. (“IBC”), the North American arm of its business, and 75% of the equity interest of Zhejiang ZhongChai Machinery Co., Ltd., which serves as the China arm of its business.

IBC was incorporated on May 14, 2004 in the State of California and is headquartered in Santa Ana, California. IBC specializes in sourcing automotive parts and products from the China and distributing them in North America and other regions. IBC also introduces the designs of new product lines of automotive parts demanded by their customers in North America to manufacturers in China for their development and manufacturing.

IBC primarily distributes parts, such as alternators and starters, to retailers, wholesalers and other distributors in the automotive replacement parts sector. Its current customers include, among others, Maxpower, LTD/Visteon, Cardone, BBB/OCA, Dixie and MPA. End-users of parts and products sourced by IBC include, among others, Pep Boys, Worldpac/Carquest, and Ford.

Zhejiang ZhongChai Machinery Co., Ltd. is a Sino-foreign equity joint venture (the "ZhongChai JV”) established in the PRC by Usunco, and a local party in China, Xinchai Holding Group Co., Ltd. ("Xinchai Holding"). The ZhongChai JV distributes mid-sized diesel engines for the forklift and agricultural market through out China as well as internationally.

Xinchai Holding was incorporated in the PRC in 1998 as a domestic limited liability company with its operations and headquarters in Xinchang, Zhejiang Province, China. Xinchai Holding specializes in manufacturing four-cylinder mid-sized diesel engines.

The ZhongChai JV was approved by local authorities in the PRC on July 3, 2006 as a Sino-foreign joint venture company with limited liability to be operated by Usunco and Xinchai Holding for a term of 15 years. Usunco and Xinchai Holding agreed to contribute $8 million and $2.6 million in cash for 75% and 25% equity ownership, respectively, for an aggregate amount of $10.6 million in registered capital for the joint-venture.

The operation of ZhongChai JV is governed by a binding Joint Venture agreement entered into between Usunco and Xinchai Holding (the “JV Agreement”). Pursuant to the JV Agreement, the Board of Directors of ZhongChai JV consists of four directors, of which, Usunco has the right to designate three directors and Xinchai Holding has the right to designate one director. All material issues and actions of ZhongChai JV require approval by a majority of the Board.

DIRECTORS AND OFFICERS

The following table sets forth the names, positions and ages of Equicap’s current executive officers and directors. All directors serve until the next annual meeting of stockholders or until their successors are elected and qualified. Officers are elected by the board of directors and their terms of office are, except to the extent governed by an employment contract, at the discretion of the board of directors.

Name	Age	Position
Peter Wang (1)	53	Chairman and President
Thomas W. Colligan	36	Director

___________________
(1)	Mr. Wang became the Chairman and President on March 7, 2007.

Mr. Peter Wang has been the Chairman of the board of directors since the inception of Usunco in April 2006. He has more than 20 years of experience in technology and service area with strong background in research and development, operations and corporate management. Mr. Wang successfully co-founded a telecom venture in China, Unitech Telecom (now named UTStarcom, NASDAQ: UTSI) in 1990 and was the Executive Vice President until August 30, 1995. Before forming his own companies, Mr. Wang worked at AT&T Bell Labs during 1987-1990 and Racal-Milgo Information System during 1983-1987. He also served on the board of directors of the U.S. and Chinese company China Biopharma, Inc. (OTCBB: CBPC). Mr. Wang was also a co-chairman of Business Advisory Council of the National Republican Congressional Committee during the period 1994-1995. In 2004, Mr. Wang received Outstanding 50 Asian Americans in Business Award. Mr. Wang earned his BS in Math & Computer Science and MS in Electrical Engineering from University of Illinois in 1983, as well as MBA in Marketing from Southeast-Nova University in 1986.

Thomas W. Colligan has been a director since December 28, 2005 and chief executive officer, president, treasurer and secretary of Equicap from December 28, 2005 until March 8, 2007. He is also currently the business development manager of Adventist Healthcare, Inc. and has held such position since June 2005. Mr. Colligan has also been an adjunct professor of psychology at Montgomery College, Maryland, since 2003 and a Group Psychotherapist with J&E Associates in Maryland since November 2001. Mr. Colligan holds a Masters Degree in Social Work and specializes in the delivery of quality behavioral healthcare to individuals and groups. Prior to joining Adventist, Mr. Colligan’s work focused on the investigation and analysis of clinical data relating to behavioral health through his work as a Clinical Research Coordinator and Psychotherapist with the Centers for Behavioral Health in Maryland. Mr. Colligan has also co-authored three works: “Understanding Workplace Stress - Journal of Workplace Behavioral Health;” “Measuring cultural climate in a uniformed services medical center, Military Medicine, 164(3), 202-208;” and “Spouse abuse: Physician guidelines to identification, diagnosis, and management in the uniformed services, Military Medicine, 164(1), 30-36.” Mr. Colligan has tendered his resignation as a director effective with the completion of the Rule 14f-1 requirements for a change of control. Mr. Colligan resigned the executive positions he held with Equicap effective with the consummation of the Share Exchange.

COMMITTEES OF BOARD OF DIRECTORS

Equicap does not have any committees of the board of directors at this time. The board of directors does not have a nominations committee because there are a limited number of directors, and the board believes shareholder suggestions would be made known to the entire board if and when received by the Company because two board members are also operations officers. As such, the board of directors believes that there will be sufficient communication by shareholders with the board about matters and nominees to be brought to its attention.

Equicap’s board of directors functions as an audit committee and performs some of the same functions as an audit committee including: (1) selection and oversight of our independent accountant; (2) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; and (3) engaging outside advisors. Equicap is not a "listed company" under SEC rules and is therefore not required to have an audit committee comprised of independent directors. Equicap’s board of directors has determined that its members do not include a person who is an "audit committee financial expert" within the meaning of the rules and regulations of the SEC. Equicap’s board of directors has determined, however, that each of its members is able to read and understand fundamental financial statements and has substantial business experience that results in that member's financial sophistication. Accordingly, the board of directors believes that each of its members have the sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have.

DIRECTOR AND OFFICER COMPENSATION

Mr. Colligan has not received any compensation during his tenure as the sole officer and director of Equicap. Additionally, he has not been awarded, earned or been paid any stock options, stock appreciation rights, long-term compensation awards, long-term incentive plan payouts or other compensation (as defined in the proxy regulations of the SEC) during that period.

Equicap did not pay any compensation to any director in the 2005 and 2006 fiscal years.

NEW DIRECTORS AND OFFICERS

At such time as the requirements of Section 14(f) of the Exchange Act are satisfied by this Information Statement and its distribution, Mr. Colligan’s resignation will be effective and the following persons will be the directors and officers of Equicap.

Name	Age	Position with Company
Peter Wang	53	Chairman, President
Jason Lu	51	Director, Chief Executive Officer
Haining Liu	54	Director
David Ming He	37	Chief Financial Officer

Mr. Peter Wang has been the Chairman of the board of directors since the inception of Usunco in April 2006. He has more than 20 years of experience in technology and service area with strong background in research and development, operations and corporate management. Mr. Wang successfully co-founded a telecom venture in China, Unitech Telecom (now named UTStarcom, NASDAQ: UTSI) in 1990 and was the Executive Vice President until August 30, 1995. Before forming his own companies, Mr. Wang worked at AT&T Bell Labs during 1987-1990 and Racal-Milgo Information System during 1983-1987. He also served on the board of directors of the U.S. and Chinese company China Biopharma, Inc. (OTCBB: CBPC). Mr. Wang was also a co-chairman of Business Advisory Council of the National Republican Congressional Committee during the period 1994-1995. In 2004, Mr. Wang received Outstanding 50 Asian Americans in Business Award. Mr. Wang earned his BS in Math & Computer Science and MS in Electrical Engineering from University of Illinois in 1983, as well as MBA in Marketing from Southeast-Nova University in 1986.

Mr. Jason Lu has been serving as the Chief Executive Officer since the inception of Usunco in April 2006, as well as the Executive Vice President of IBC Automotive Products, Inc., its wholly-owned subsidiary. He spent more than 20 years in Sino-U.S. business development with strong experience in corporate operations and management. Between February 1990 and March 1993, Mr. Lu served as the Deputy General Manager for Hubei International Trading Corporation. During the recent 5 years, he focused in the automotive market. He served as the Vice President of California-headquartered Andus Group from November 2001 until June, 2003, and served as the Vice President of Century Automotive Mfg., Inc from July 2003 until November, 2006. Between 1999 and 2001, he acted as the Executive Vice President of Means Come Enterprises. He was elected the Deputy General Secretary of Association of International Laws, Hubei Branch, for the tenure between 1985 and 1988. Mr. Lu received BA of English Literature and Language from Wuhan University, China in 1982 and Master of Laws from Law School of Wuhan University, China in 1984.

Mr. Haining Liu has been a Director of Usunco since its inception in April 2006. He is the Chairman and President of Zhejiang Province Science & Technology Venture Capital since 1995. This fund has brought nine companies out of its portfolio to the public market in China. Before joining the fund, Mr. Liu served as the President of Zhejiang Keji Qicai Company, which is under direct supervision of Zhejiang Province Science and Technology Commission, handling technology licensing and scientific instruments import and export.

Mr. David Ming He joined Usunco in January 2007 as the Chief Financial Officer. From October 2004 until January 2007 Mr. He served as the Senior Manager of SORL Auto Parts, Inc. (NASDAQ: SORL) in charge of capital market operations, investor relations, SEC filings and corporate internal controls. In his two years with SORL, Mr. He has been instrumental in SORL’s progress in US capital market from an OTC BB company to a NASDAQ Global Market listed company, and also successfully completed a secondary public offering in November 2006. From 1994 to 2001, Mr. He was a senior manager in corporate banking with Credit Agricole Indosuez (now Calyon) in Shanghai. Mr. He holds the designations of Chartered Financial Analyst and Illinois Certified Public Accountant. He received his Master of Science degree in Accountancy in 2004 and Master of Business Administration degree in Finance in 2003 from University of Illinois at Urbana-Champaign. He also received his BA from Shanghai Institute of Foreign Trade in 1992.

The business address of the directors and officers after the Exchange is: 10510 Hillsboro Road, Santa Ana, CA 92705, U.S.A.

Description of Other Officers of the Corporation after the Exchange

All of the officers of the corporation are appointed by the board of directors to serve until the annual meeting of the directors and the election and qualification of their successors. Another officer of Equicap not identified above is as follows:

Mr. Philip Widmann serves as the SVP, Global Marketing since the inception of Usunco, and the President of IBC Automotive Products, Inc., a wholly owned subsidiary of Usunco. He has over 27 years experience in senior management and business development, with a strong background in strategic and financial planning, strategic alliances, product and program development. Mr. Widmann has been credited with establishing the global strategic plans for Chinese factories and corporations entering the Global marketplace. Recent entrepreneurial accomplishments include the successful establishment of IBC Automotive as an internationally recognized company. Before forming and building his own company, he worked in senior management with Century Automotive Mfg., Inc. and led the company in establishing its global business plan, creating internal infrastructure, and selecting American management teams.  Mr. Widmann spent 24 years in the senior management of Japanese automotive systems suppliers including Hitachi and Nippondenso. From 1984 through 2002 he developed Hitachi’s global service parts marketing plan. He also created programs in product development etc. with all major automotive companies such as Ford, General Motors, Toyota, Nissan, and Honda. Between 1976 and 1983, he established Nippondenso as electronics leader in the North American automotive marketplace.

Code of Ethics

Equicap adopted a code of ethics that applies to its directors, officers and employees and to those of its subsidiaries. A copy is filed with the Form 8-K report filed on March 8, 2007 in connection with the consummation of the Exchange. Requests for copies of Equicap’s code of ethics should be sent in writing to 10510 Hillsboro Road, Santa Ana, CA 92705, U.S.A., Attention: Secretary.

Indemnification Agreement

Equicap has entered into an indemnification agreement with Mr. Colligan dated the date of the Share Exchange. The agreement requires Equicap to indemnify Mr. Colligan against any damages, liabilities, losses, taxes, fines, penalties, costs and expenses that may be sustained by Mr. Colligan in connection with any action he takes while a director or as an agent on behalf of Equicap after the consummation of the Exchange and in connection with any registration statement of the company for which he is a signatory.

Board of Directors after the Exchange

All directors are elected to annual terms by the holders of common stock. All directors hold office until the next annual meeting of shareholders and the election and qualification of their successors. Outside directors receive no fee for meetings attended but are reimbursed for expenses. Officers are elected annually by the board of directors and serve at the discretion of the Board.

There are no family relationships (whether by blood, marriage or adoption) between or among the Equicap directors or executive officers or the directors.

Committees of the Board after the Exchange

In the immediate future, the board of directors will consider all major decisions. Equicap has not established any standing committees. The board has affirmatively determined that Mr. Haining Liu is independent as defined by applicable securities law and corporate governance guidelines.

Not later than 150 days after the closing of the Exchange, Equicap will commence complying with the independent director requirements of NASDAQ. This obligation is pursuant to the stock purchase agreement with the Investors. In addition, if Equicap seeks listing of its shares with the NASDAQ Capital Market, then it will have to take action prior to listing to comply with the other corporate governance requirements, including having audit, nominating and executive compensation committees.

Director Compensation

After the Exchange, Equicap intends to compensate each outside director, other than Mr. Colligan, with 50,000 shares of the common stock or options to purchase 50,000 shares of the common stock, vesting over 3 years. Equicap does not plan to compensate directors for attending meetings but plans to reimburse them for their out-of-pocket expenses for attending meetings.

Management Compensation

The following table provides information concerning compensation earned by the officers of Equicap who were the former management of Usunco for the fiscal year ended June 30, 2006 for Usunco.

SUMMARY COMPENSATION TABLE
Name and principal position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)	Total ($) (j)
Peter Wang, Chairman, President	2006	--	--	--	--	--	--	--	--
Jason Lu, Chief Executive Officer	2006	--	--	--	--	--	--	--	--
David Ming He, Chief Financial Officer	2006	--	--	--	--	--	--	--	--

Executive Compensation Determination

It is the intention of Equicap, after the Exchange, to determine executive compensation by a decision of the board of directors, and if there are independent directors, by a majority of the independent directors at a meeting at which the chief executive officer will not be present. In the future, the board may establish a compensation committee.

From time to time key employees may receive a cash bonus as rewards for their job performance that meet or exceed the operation goals and results set up by the board of directors or high-level management. Equicap will also consider other employee benefits for which it will assume the cost, such as health and dental insurance benefits. The company also will reimburse employees for their travel expenses. The following table lists the compensation the company pays to its executives and key persons for fiscal year 2007. The compensation listed in the following table may be changed based on the decision or resolution from the company’s board of directors or the compensation committee.

Name and Principal Position	Annual Salary or Wages
Peter Wang, Chairman, President	$50,000.00
Jason Lu, Chief Executive Officer	$75,000.00
David Ming He, Chief Financial Officer	$48,000.00
Philip Widmann, Senior Vice President	$45,000.00

Employment Contracts

Currently, the employees of Equicap are employed on “at will” basis except for Mr. David Ming He, the Chief Financial Officer, who has signed an employment agreement with the company. The company intends to establish formal employment contracts for certain other key employees in the future.

The employment agreement with Mr. He provides for a term of employment ending January 2012, unless terminated in accordance with the agreement. Mr. He will devote substantially all of his employment time and attention to the affairs of the company. Mr. He will report to the Chief Executive Officer. He will be entitled to a base salary of $48,000 which will be reviewed annually by the Chief Executive Officer or the compensation committee if there is one to determine if increases should be made in light of the size and performance of the company. There is provided a 10% increase on January 15, 2009. Mr. He is entitled to a bonus in each of the fiscal years during the term of the agreement, and may be in the form of cash, stock options or stock. Mr. He will also be eligible to participate in the stock option and similar plans of the company. He will be granted an option for 183,275 shares of common stock, of which one third will vest each 12 months after the commencement of employment and the balance will pro rate each month thereafter. Mr. He will be provided insurance under the company health plans or paid $1,000 in respect of premiums if not so covered. He will also be entitled to $1,000 per month as a non accountable expense account, in addition to reimbursement for all other actual travel and other business related expenses. The employment agreement provides for non-competition and non-solicitation restrictions, confidentiality obligations and restrictions on engaging in other employment. In the event of termination without cause or for good reason by the executive or upon a change of control, Mr. He will be paid the consideration due for the balance of the employment period of the contract, bonuses for the prior and current year of termination and insurance coverage.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT AFTER EXCHANGE

The following table sets forth certain information regarding Equicap’s common stock beneficially owned on March 19, 2007 for (i) each shareholder we know to be the beneficial owner of 5% or more of our outstanding common stock, (ii) each of our executive officers and directors, and (iii) all executive officers and directors as a group. To the best of our knowledge, all persons named have sole voting and investment power with respect to such shares, except as otherwise noted. The table assumes a total of 28,169,013 shares of common stock outstanding.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned (1)	% of Common Stock Beneficially Owned
Sinoquest Management Ltd. (2) 75 Shuguang Lu, Building B Hangzhou, 310007 P.R.C.	6,164,343	21.88%
SIJ Holding Ltd. 75 Shuguang Lu, Building B Hangzhou, 310007 P.R.C.	2,719,563	9.65%
Peter Wang (2) 10510 Hillsboro Road Santa Ana, CA 92705 U.S.A.	2,928,063	10.39%
Haining Liu Huanchen Beilu Hangzhou, 310007 P.R.C	-	*
Jason Zhongyuan Lu 10510 Hillsboro Road Santa Ana, CA 92705 U.S.A.	5,141,945	18.25%
David Ming He (3) 10510 Hillsboro Road Santa Ana, CA 92705 U.S.A.	-	*
Phillip Widmann 10510 Hillsboro Road Santa Ana, CA 92705 U.S.A.	2,690,397	9.55%
Pinnacle China Fund, L.P.(4) 4965 Preston Park Blvd. Suite 240 Plano, TX 75093	2,816,902	10.0%
The Pinnacle Fund, LP(5) 4965 Preston Park Blvd. Suite 240 Plano, TX 75093	1,408,451	5.0%
Jayhawk Private Equity Fund, L.P.(6) c/o Genesis Fund Service Limited 5410 West 61st Place, Suite 100 Mission, KS 66205	1,586,368	5.6%
All Directors and Executive Officers as a Group (4 persons) (4)	8,070,008	28.65%

* Less than 1%

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (“SEC”), which include holding voting and investment power with respect to the securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for computing the percentage of the total number of shares beneficially owned by the designated person, but are not deemed outstanding for computing the percentage for any other person.

(2)	Peter Wang has 47.5% beneficial ownership in Sinoquest Management Limited.

(3)	David Ming He has been granted in total options to purchase 183,275 shares at an exercise price of $1.065 per share, none of which will vest and become exercisable within 60 days.

(4)
Mr. Barry M. Kitt, the Manager of Kitt China Management, LLC, the Manager of Pinnacle China Management, L.L.C., the General Partner of Pinnacle China Advisors, L.P., the General Partner of Pinnacle China Fund, L.P. has dispositive and voting power over the shares.

(5)
Mr. Barry M. Kitt, the Sole Member, Pinnacle Fund Management, L.L.C., the General Partner of Pinnacle Advisers, L.P., the General Partner of the Pinnacle Fund, L.P. has dispositive and voting power over the shares.

(6)	Mr. Kent C. McCarthy has dispositive and voting power over the shares held by Jayhawk Private Equity Fund, L.P.

(7)	Consists of Peter Wang, Haining Liu, Jason Zhongyuan Lu and David Ming He.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than has been reported in previous reports filed by Equicap with the SEC which are not required to be disclosed herein, we have not entered into any material transactions with any director, executive officer, and nominee for director, beneficial owner of five percent or more of our common stock, or family members of such persons. We are not a subsidiary of any company.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Equicap’s directors and executive officers, and persons who beneficially own more than 10% of a registered class of Equicap’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of Equicap’s securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). Directors, executive officers and beneficial owners of more than 10% of Equicap’s common stock are required by SEC regulations to furnish Equicap with copies of all Section 16(a) forms that they file. Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to Equicap, or written representations that no reports were required, Equicap believes that for the fiscal year ended December 31, 2006 beneficial owners complied with the Section 16(a) filing requirements applicable to them in that each officer, director and beneficial owner of 10% or more of Equicap’s securities filed a Form 3 with the SEC and has had no change of ownership since such filing.

AUDIT FEES

For the fiscal year ended December 31, 2006 for Equicap, the following amounts and actions were taken in respect of the professional and audit fees and expenses and approval of the engagement of independent auditors.

Audit Fees

The aggregate fees billed for each of the fiscal years ended December 31, 2006 and 2005 for professional services rendered by the principal accountant for the audit of the registrant's annual financial statements and review of the financial statements included in the registrant's Form 10-QSB or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years were $3,000 and $3,133, respectively.

 Audit Related Fees

None

Tax Fees

The aggregate fees billed for each of the fiscal years ended December 31, 2006 and 2005 for professional services rendered by the principal accountant for the preparation of the registrant's annual tax returns were $0 and $350, respectively.

All Other Fees

None

Pre-Approval Policies and Procedures

On February 27, 2006 our board of directors adopted resolutions in accordance with the Sarbanes Oxley Act of 2002 requiring pre- approval of all auditing services and all audit related, tax or other services not prohibited under Section 10A(g) of the Securities Exchange Act of 1934, as amended to be performed for us by our independent auditors, subject to the de minimus exception described in Section 10A(i)(1)(B) of the Exchange Act. On September 30, 2006, our board of directors approved resolutions which authorized our independent auditors to perform audit services required in connection with the annual audit relating to the fiscal year ended December 31, 2006 and the quarterly reviews for the subsequent fiscal quarters of 2007 through the review for the quarter ended September 30, 2007, at which time additional pre-approvals for any additional services to be performed by Equicap's auditors would be sought from the Board. Previously, Equicap's board of directors had also appointed and authorized Thomas W. Colligan to grant pre-approvals of other audit, audit-related, tax and other services requiring board approval to be performed for Equicap by our independent auditors, provided that the designee, following any such pre-approvals, thereafter reports the pre-approvals of such services at the next following regular meeting of the Board.

SIGNATURE

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUICAP, INC.
(Registrant)

By:	/s/ Peter Wang

Name: Peter Wang
Title: President

Dated: March 19, 2007